As filed with the Securities and Exchange Commission on June 20, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A

AMENDMENT NO. 1

to

ANNUAL REPORT
of

HER MAJESTY THE QUEEN
IN RIGHT OF NEW ZEALAND
(Name of Registrant)

Date of end of last fiscal year: June 30, 2007

SECURITIES REGISTERED

(As of the close of the last fiscal period)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
Twenty-five Year 9 7/8% Bonds Due January 15, 2011	US$150,000,000	New York Stock Exchange

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

HER EXCELLENCY MS. ROSEMARY BANKS
Permanent Representative
of the New Zealand Permanent Mission
to the United Nations
One United Nations Plaza
25th Floor
New York, NY  10017

Copies to:
JOHN E. ESTES
Sullivan & Cromwell
101 Collins Street

Melbourne, Victoria 3000
Australia

EXPLANATORY NOTE

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended June 30, 2007 (the “Annual Report”) by filing the following additional exhibits.

Exhibit (e)(1) – 2008 Minister’s Executive Summary

Exhibit (e)(2) – 2008 Budget Speech

Exhibit (e)(3) – 2008 Fiscal Strategy Report

Exhibit (e)(4) – 2008 Budget Economic and Fiscal Update

Information contained in or otherwise accessible through the Internet sites mentioned in the exhibits to the Annual Report on Form 18-K, as amended, does not form a part of the Annual Report. All references to Internet sites are for informational purposes only.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment to New Zealand’s Annual Report on Form 18-K/A to be signed on its behalf by the undersigned, thereunto duly authorized, at New York, New York on the 20th day of June, 2008.

HER MAJESTY THE QUEEN IN RIGHT OF NEW
ZEALAND

By	/s/ Rosemary Banks
HER EXCELLENCY MS. ROSEMARY BANKS
Permanent Representative
New Zealand Permanent Mission
to the United Nations

By	/s/ Kirsty Graham
KIRSTY GRAHAM
Deputy Permanent Representative
New Zealand Permanent Mission
to the United Nations

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

HER MAJESTY THE QUEEN
IN RIGHT OF NEW ZEALAND

EXHIBITS
to

FORM 18-K

ANNUAL REPORT
UNDER THE
SECURITIES EXCHANGE ACT OF 1934
FILED AS PART OF THE

FORM 18-K/A

AMENDMENT NO. 1

to the

ANNUAL REPORT

EXHIBIT VOLUME

Exhibit Index to the Form 18-K/A Amendment No. 1

The undersigned hereby amends its Annual Report on Form 18-K for the fiscal year ended June 30, 2007 (the “Annual Report”) by filing the following additional exhibits.

Exhibit (e)(1) – 2008 Minister’s Executive Summary

Exhibit (e)(2) – 2008 Budget Speech

Exhibit (e)(3) – 2008 Fiscal Strategy Report

Exhibit (e)(4) – 2008 Budget Economic and Fiscal Update

B.2 & B.3

Budget 2008

•                  Minister’s Executive Summary

•                  Speech

•                  Fiscal Strategy Report

•                  Economic and Fiscal Update

978-0-478-33008-3 (Print)

978-0-478-33009-0 (Online)

Contents

Minister’s Executive Summary

Budget Speech

Fiscal Strategy Report

Summary
The Government’s Fiscal Strategy
Gross Sovereign-Issued Debt
Consistency of Budget 2008 with Long-Term Objectives and Short-Term Intentions
Conclusion
Annex 1: Long-Term Fiscal Objectives and Short-Term Fiscal Intentions
Annex 2: Projection Assumptions
Annex 3: Revenue Strategy

Budget Economic and Fiscal Update

Statement of Responsibility

Summary
Economic Outlook
Fiscal Outlook
Economic and Fiscal Forecasts – Finalisation Dates and Key Assumptions

Economic and Tax Outlook

Introduction
Recent Economic and Tax Developments
Economic and Tax Outlook
External Factors
Domestic Factors
Personal Income Tax Cuts
Fiscal Policy and the Macroeconomy

Fiscal Outlook

Introduction
Core Crown vs Total Crown
Revenue and Expenses
Inland Revenue Tax Forecasts
Tax Policy Changes
Surpluses
Cash Position
Debt

NZS Fund
Risks to Fiscal Forecasts

Risks and Scenarios

Introduction
Economic Risks
Economic Scenario
Fiscal Scenarios
Fiscal Sensitivities

Specific Fiscal Risks

Introduction
Charges against Future Budgets
Specific Fiscal Risks
Contingent Liabilities

Generally Accepted Accounting Practice (GAAP) Series Tables

Forecast Financial Statements
Statement of Accounting Policies and Forecast Assumptions
Reporting Entity as at 9 May 2008
Forecast Financial Statements
Notes to the Forecast Financial Statements

Core Crown Expense Tables

Glossary of Terms
Times Series of Fiscal and Economic Indicators

Other Information

On the Treasury’s website is a series of other information that contains detailed economic forecast tables and additional financial information.  This information provides users of the Budget Economic and Fiscal Update 2008 with further detail and should be read in conjunction with the published document.  It can be accessed at:

http://www.treasury.govt.nz/budget/forecasts/befu2008